									Exhibit 12

SOUTH JERSEY INDUSTRIES, INC.
Calculation of Ratio of Earnings from Continuing Operations to
Fixed Charges (Before Income Taxes)
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2007		2006		2005		2004		2003

Net Income*	$62,659		$72,250		$48,588		$42,973		$34,553

Income Taxes	43,056		49,683		33,767		29,079		23,596

Fixed Charges**	27,719		28,640		22,521		21,273		23,016

Capitalized Interest	(504)		(969)		(1,571)		(700)		(2,400)

Total Available	$132,930		$149,604		$103,305		$92,625		$78,765

Total Available	4.8	x	5.2	x	3.9	x	4.4	x	3.4	x
Fixed Charges

* Income from Continuing Operations.

** Includes interest and preferred dividend requirement of a subsidiary. Preferred dividend requirements totalled $45,100 in 2005 and $135,200 in each of the years 2004 and 2003 (rentals are not material).